

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Mikael Øpstun Skov
Chief Executive Officer
Hafnia Limited
c/o Hafnia SG Pte. Ltd.
10 Pasir Panjang Road, #18-01
Singapore 117438

  Re: Hafnia Limited
   Draft Registration Statement on Form 20-FR12B
   Submitted December 22, 2023
   CIK No. 0001815779

Dear Mikael Øpstun Skov:

  We have reviewed your draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F filed December 22, 2023

Market and Industry Data, page iv

1. We note that you attribute certain information throughout your registration statement to Clarksons Research. Please provide the date of such report, and explain, if true, that you commissioned such report.

We derive a significant portion of our revenue from our top five customers, and the loss or default of any such customers..., page 40

2. Please revise to disclose the percentage of revenues attributable to your top five customers and disclose whether any customer represented 10% or more of your revenues for the year ended December 31, 2023.

<u>Risk Factors</u>
<u>Risks Related to Our Company, Organization, and Structure</u>
<u>Our major shareholder, currently BW Group Limited, may have interests that are different from our interests..., page 41</u>

3.   We note that BW Group Limited, owned by corporate interests associated with the Sohmen family, is currently a major shareholder. Please disclose whether you will be a "controlled company" as defined under the relevant NYSE listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

<u>Operating Results</u>
<u>Results of Operations, page 127</u>

4.   We note your disclosure indicating the 192% increase in voyage charter revenue for 2022 compared to 2021 was due to stronger freight rates and bigger fleet size. Please expand your discussion and analysis to clarify the extent to which changes in revenues are attributable to changes in volumes and separately to changes in prices to comply with Item 5.A.1 of Form 20-F.

Please describe the volumetric measures underlying this incremental disclosure sufficiently to also understand the extent to which having more ships available has impacted utilization of the overall fleet; and expand your disclosure in the Overview on page 120 to include the utilization rates for each period, along with an explanation of the method applied in calculating those figures.

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>B. Liquidity and Capital Resources, page 136</u>

5.   We note your disclosure here regarding certain credit facilities. Please revise to disclose the material terms of the facilities and file as an exhibit every contract that is material to you. In this regard, we also note your disclosure on page 175 relating to the agreements with BW Group Limited. Refer to Instruction 4 of Instructions as to Exhibits of Form 20-F.

<u>Item 6. Directors, Senior Management and Employees</u>
<u>C. Board Practices</u>
<u>Committees</u>
<u>Nomination Committee, page 171</u>

6.   Please clarify, if true, that the members of the Nomination Committee are not members of the Board of Directors but are affiliated with your major shareholder, BW Group Limited.

Please also revise your risk factor on page 41 entitled, *Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of our other shareholders,* to disclose that certain Board and committee members that are associated with BW Group.

Dividend Policy, page 177

7. We note your disclosure explaining that you changed your dividend policy towards the end of 2022 and that under the new policy you intend to pay dividends ranging from 50% to 80% of *net profit, adjusted for extraordinary items,* where the applicable percentages will be based on a *net loan-to-value* measure, involving debt associated with vessels owned, leased or in pools, and vessel values.

However, you indicate that your board of directors, in determining the amount of any actual dividends, will also take into consideration your capital structure, capital requirements, and capital expenditure plans; liquidity position, financial condition, and general business condition; legal restrictions, to include restrictions under borrowing and other contractual arrangements; and the market outlook.

Please expand your disclosure to explain how the new policy compares to your previous policy and to describe any changes in the business that you believe correlate with the policy change and enable higher payments for 2023 and subsequent periods. Also indicate the extent to which your operating cash flows for 2022 would have supported your capital requirements, capital expenditure plans, and dividend payments if the new policy were applied for that period; quantify the extent of any deficiencies and explain the extent to which your reliance on external funding would have increased to cover these various cash requirements.

Please supplement your matrix of the net loan-to-value and payout percentages with disclosure of the actual corresponding figures utilized for each period covered by the financial statements, details of any adjustments made in determining the amounts of historical dividends; and your views regarding any uncertainties and circumstances that are reasonably likely to limit or preclude the payment of dividends in accordance with the new policy.

With regard to incremental disclosures on the sufficiency of operating cash flows relative to your various cash requirements, please submit for our review a schedule showing how the new dividend policy would have been applied relative to the financial results for 2022, were it in effect for this earlier period.

<u>Item 10. Additional Information</u>
<u>B. Memorandum of Association and Bye-laws</u>
<u>Exclusive Jurisdiction, page 189</u>

8.   We note your disclosure regarding the exclusive jurisdiction provision. Revise your disclosure to state whether you will have an exclusive jurisdiction provision if shareholders approve the redomiciliation to Singapore and whether the federal district courts of the United States will continue to be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly. Also, please revise to include a risk factor regarding the exclusive forum provision, clearly describing any risks or other impacts on investors and addressing any uncertainty about enforceability. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

     Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Kevin Dougherty at 202-551-3271 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Anthony J. Renzi Jr.